HART & TRINEN, LLP
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
                                    ________
William T. Hart, P.C.                                 Email:  harttrinen@aol.com
Donald T. Trinen                                      Facsimile:  (303) 839-5414
                                 (303) 839-0061

                                November 8, 2006

Scott Anderegg
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

      Re:   Tian'an Pharmaceutical Co., Ltd.
            Registration Statement on Form SB-2
            File No. 333-135434

     This office represents Tian'an Pharmaceutical Co., Ltd. (the "Company"). Amendment No. 3 to the Company's registration statement has been filed with the Commission. This letter contains the Company's responses to the comments received from the Staff by letter dated November 7, 2006. The paragraph numbers in this letter correspond with the numbered paragraphs in the Staff's comment letter.
                                                                     Page Number
                                                                     -----------

  C-1   Comment complied with.                                              11

  C-2   Comment complied with.                                              14

  C-3   The biographical information concerning Ma Zhiguo
        has been revised.                                                   25

  C-4   An explanation of the surcharge on taxes has been
        added to footnote 6. The surcharge on taxes is included
        as a component of Selling and Promotion or General and
        Administrative expenses, depending primarily on
        the duties of the employees to which the surcharge applies.     Note 6

  C-5   The Company, when restating the prior financials,
        had adjusted the provision for income taxes for items
        that were part of general and administrative expenses.
        The adjustment in 2005 of $137,436 and in 2004
        of $13,686 has been reclassified in the revised financials.
        Footnote 6 has been revised to reflect the effective tax
        rate of 17.2%.                                                  Note 6

  C-6   Comment complied with.                                6-30-06 Statement
                                                                of Operations

      If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                           Very Truly Yours,

                                           HART & TRINEN, L.L.P.


                                           /s/ William T. Hart
                                           ------------------------------
                                           William T. Hart
WTH:ap